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                      Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INLCUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           (AMENDMENT NO._______) (1)

                               SONIC FOUNDRY, INC.
                 ----------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, par value $0.01 per share
                 ----------------------------------------------
                         (Title and Class of Securities)

                                   83545R-10-8
                 ----------------------------------------------
                                 (CUSIP Number)

                              James R. Stern, Esq.
                                 McBreen & Kopko
                        20 North Wacker Drive, Suite 2520
                             Chicago, Illinois 60606
                                 (312) 332-6405
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 15, 2001
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box [____].

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

______________
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the reminder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the

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liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.    83545R-10-8
         ------------------------

--------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS
1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     (ENTITIES ONLY)

     Mtmsi, Inc., formerly known as MediaSite, Inc.
     (25-1792821)
--------------------------------------------------------------------------------

     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
2                                                                     (b) [_]

--------------------------------------------------------------------------------

     SEC USE ONLY
3
--------------------------------------------------------------------------------

     SOURCE OF FUNDS*
4
--------------------------------------------------------------------------------

     CHECK BOX IF DISLCOURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5    TO ITEMS 2(d) OR 2(e)                                                [_]

--------------------------------------------------------------------------------

     CITIZENSHIP OR PLACE OF ORGANIZATION
6
     Pennsylvania
--------------------------------------------------------------------------------
                      SOLE VOTING POWER
  NUMBER OF      7
                      3,780,000
   SHARES        ---------------------------------------------------------------
 BENEFICIALLY         SHARED VOTING POWER
                 8
  OWNED BY            None

    EACH         ---------------------------------------------------------------
                      SOLE DISPOSITIVE POWER
 REPORTING       9

PERSON WITH           3,780,000
                 ---------------------------------------------------------------
                      SHARED DISPOSITIVE POWER
                 10
                      None
                 ---------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,780,000
--------------------------------------------------------------------------------

12   CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                          [_]
--------------------------------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.5%
--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

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*  SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock (the "Common Stock") of Sonic Foundry, Inc. (the "Issuer"). Issuer has indicated on its Quarterly Report on Form 10-Q for its quarterly period ended June 30, 2001 that the Common Stock has been registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Issuer's principal executive offices are located at 1617 Sherman Avenue, Madison, Wisconsin 53704.

         On or about October 15, 2001, MediaSite, Inc. acquired 3,780,000 shares of Issuer's Common Stock pursuant to an Asset Purchase Agreement and Plan of Asset Transfer and Reorganization. On October 15, 2001 MediaSite, Inc. changed its name to Mtmsi, Inc. ("Mtmsi").

ITEM 2.  IDENTITY AND BACKGROUND

         This Schedule 13D is filed on behalf of Mtmsi.

         Mtmsi, a corporation incorporated under the laws of the Commonwealth of Pennsylvania, has its principal business address at 925 Liberty Avenue, Pittsburgh, PA 15222.

         The names, addresses, citizenships and principal occupations or employments of the directors and executive officers of Mtmsi are set forth in Annex A attached hereto.

         Neither Mtmsi, nor, to the best knowledge of Mtmsi, any person identified on Annex A during the past five years has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         No directors or executive officers of Mtmsi during the last five yeas, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mtmsi acquired 3,780,000 pursuant to an Asset Purchase Agreement and Plan of Asset Transfer and Reorganization dated as of September 6, 2001 (the "Asset Purchase Agreement").

ITEM 4.  PURPOSE OF TRANSACTION

         The purpose of Mtmsi's acquisition of the Issuer's securities was in consideration of the fulfillment of certain obligations to Issuer pursuant to the Asset Purchase Agreement. Mtmsi

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intends to act as follows with respect to such securities: (i) to distribute
567,000 shares to employees of Mtmsi (the "Employee Stock") as compensation pursuant to Mtmsi's Employee Retention Plan upon compliance with all applicable securities laws including the filing by the Issuer of a registration statement on Form S-8; (ii) to distribute shares in satisfaction of any remaining claims, including the claims of note holders of Mtmsi; and (iii) distribute the remaining shares to shareholders of Mtmsi, pursuant to an Internal Revenue Code
Section 368(a)(1)(C) reorganization, upon compliance with all applicable securities laws. Issuer is obligated pursuant to a Stock Restriction Agreement dated as of October 15, 2001, to file, no later than December 15, 2001, a registration statement on Form S-3 in connection with the above. Except as described above, Mtmsi has no plans or proposals that may relate to or result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by
          Section 13 of the Investment Company Act of 1940;

     g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     j.   Any action similar to any of those enumerated above.

              The Issuer and certain shareholders of Mtmsi also entered into a Stock Restriction and Registration Agreement (the "Stock Restriction Agreement") regarding shares of Common Stock issued pursuant to the Asset Purchase Agreement. See Exhibit 2.

ITEM 5.       INTERST IN SECURITIES OF THE ISSUER

              (a) Mtmsi, is the beneficial owner of 3,780,000 shares of Common Stock,

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                representing, after giving effect to the issuance of such
                shares, approximately 14.5% of the class of securities.

        (b) Mtmsi has the sole power to vote and dispose of the 3,780,000 shares beneficially owned by it.

        (c) There were no transactions by Mtmsi in the Issuer's Common Stock during the past sixty days.

        (d)     Not applicable.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Reference is made to the descriptions of the Asset Purchase Agreement, the Stock Restriction Agreement described in response to Item 4 and filed as Exhibits 1 and 2 hereof. Mtmsi also adopted, on September 6, 2001, an Employee Retention Plan, which, as the result of a Change in Control of Mtmsi, created a bonus pool for the employees of Mtmsi in an amount equal to fifteen percent (15%) of the Transaction Proceeds. Said Employee Retention Plan is filed as
Exhibit 3 hereof.

                        MATERIAL TO BE FILED AS EXHIBITS

ITEM 7. Exhibit 1 - Asset Purchase Agreement, dated as of September 6, 2001, by and between Sonic Foundry, Inc., MediaSite Acquisition, Inc. and MediaSite, Inc.

        Exhibit 2 - Stock Restriction Agreement dated as of October 15, 2001, by and among Sonic Foundry, Inc., Zero Stage Capital VI Limited Partnership, Saturn Partners Limited Partnership, and Saturn Capital, Inc.

        Exhibit 3 - Employee Retention Plan, adopted as of September 6, 2001.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 24, 2001

Signature:  /s/ Vinay Mehra
          -----------------------------------------------------
Name/Title:  Vinay Mehra, Chairman of the Board of Directors, President and
             Secretary of Mtmsi, Inc.

            ATTENTION: INTENTIONAL MISSTATMENTS OR OMMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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Annex A.

Item 1. Security and Issuer
Common stock
SONIC FOUNDRY, INC.
1617 Sherman Avenue
Madison, Wisconsin  53704

Item 2.  Identity and Background
Schedule 13D

(a)   Vinay Mehra, Chairman of the Board of Directors, President and Secretary
(b)   925 Liberty Avenue
      Pittsburgh, PA 15222
(c)   Mtmsi, Inc.; Chairman of the Board of Directors, President and Secretary
(d)   Indian National residing in United States on 01 Visa

(a)   Paul Kelley
(b)   101 Main Street
      17/th/ Floor
      Cambridge, MA 02142
(c)   Zero Stage Capital; President, Chief Executive Officer
(d)   United States citizen

(a)   Jeffrey S. McCormick
(b)   75 Federal Street
      Boston, MA 02110
(c)   Saturn Capital; Managing Partner
(d)   United States citizen

(a)   Robert A. Wooldridge
(b)   4615 Forbes Ave.
      Suite 302
      Pittsburgh, PA 15213
(c)   Carnegie Mellon University, Office of Technology Transfer; Deputy Director
(d)   United States citizen

(a)   Karen Paton
(b)   925 Liberty Avenue
      Pittsburgh, PA 15222
(c) Mtmsi, Inc.; Assistant Secretary, Customer Service and Operations Administrator
(d)   United States citizen